[Full House Resorts, Inc. Letterhead]

October 3, 2016

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Tom Kluck
Legal Branch Chief
Office of Real Estate and Commodities

Re:    Full House Resorts, Inc.
Registration Statement on Form S-3
Filed September 16, 2016
File No. 333-213123

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Full House Resorts, Inc. (the “Company”) hereby requests that the effective date of the above-captioned registration statement (the “Registration Statement”) be accelerated to 5:00 p.m. ET, on October 6, 2016, or as soon as practicable thereafter.

In connection with the foregoing, the Company acknowledges the following:

1.
should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, such action by the Staff does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.
the action by the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any further questions or comments, please do not hesitate to contact me. Thank you.

Very truly yours,

Full House Resorts, Inc.

/s/ Lewis A. Fanger
Lewis A. Fanger
Chief Financial Officer

cc: Jeff Knetsch

4670 South Fort Apache Road, Suite 190, Las Vegas, Nevada 89147
(702) 221-7800 * www.fullhouseresorts.com